

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 16, 2017

VIA ELECTRONIC MAIL

Thomas Conner, Esq.
VedderPrice
1401 1 Street N.W., Suite 1100
Washington, D.C. 20005

      RE: <u>Brighthouse Life Insurance Company</u>:
            Shield Level Select 3 Annuity ("SLS3")
           Initial Registration Statement filed on Form S-3
           File No. 333-217507

           <u>Brighthouse Life Insurance Company of NY</u>:
            Shield Level Select 3 Annuity (NY Version) ("SLS3NY")
           Initial Registration Statement filed on Form S-3
           File No. 333-217511

Dear Mr. Conner:

        The staff reviewed the above-referenced initial registration statements, which the Commission received on April 27, 2017. We have given the registration statements a full review. The following comments are based on the SLS3 registration statement and also apply to the SLS3NY registration statement unless indicated otherwise. Page references are to the pages in the marked courtesy copy of the prospectus provided to the staff and the EDGAR Part II; and Item references are to the item numbers set forth in Form S-3.

1.   As outlined in General Instruction 1 of Form S-3, please explain to the staff in detail the basis upon which the Company is eligible to file its registration statement on Form S-3.

2.   **Consistency Issues**

      a.   For consistency, please revise the following SLS3 disclosure in the section and page(s) indicated as compared to the disclosure in the corresponding section of the Shield Level Select 6 as indicated below.

      i.   In "Special terms" on page 7, please retain "Shield Rates" in last sentence of "Shield Rate."

      ii.   In the second to last sentence of first paragraph of "Shield Options" on page 14, please retain "varies" in lieu of "various."

      iii.   Retain spacing of changed disclosure in third paragraph of "Planned Separation from MetLife, Inc." on page 44.

      iv.   In "Confirming Transactions" on page 48, please retain "these" in lieu of "there."

b.   For consistency please reconcile the SLS3 disclosure in the section and page(s) indicated with the disclosure in the corresponding section on the page(s) of SLS3NY as indicated below.

      i.   The second sentence of "Availability of Shield Options" on page 11 with second sentence on page 12.

      ii.   "Step Rate" on page 17 with page 17.

      iii.   First sentence under "Interim Value Calculation" on page 21 with page 21.

      iv.   Last sentence of introductory narrative to "Example 2 – Calculating your Interim Value" and "Interim Value Calculation" caption in Example 2A table on page 22 with page 22.

      v.   "Interim Value Calculation" caption in Example 2B table on page 23 with page 23.

      vi.   The sixth paragraph of "Withdrawal Provisions" on page 24 with page 24

      vii.   The "Interim Value Calculation" caption in Example 3A table and footnote 6 on page 26 with page 26.

      viii.   The third paragraph of "Standard Death Benefit" on page 30 with page 30.

      ix.   The last paragraph of "Owner" on page 42 and "Joint Owner" on page 42 with page 43.

      x.   The third paragraph of "The Separate Account" on page 45 with page 45.

       c.   When revising to reflect the actual name of the product, please include Appendix A.

3.   **Effect of Withdrawals or Annuitization (page 10)**

       a.   Please reconcile this caption and the disclosure regarding how certain events trigger the need to calculate an Interim Value with the triggering events identified in the second sentence of the second paragraph under "Performance Rate for Determination of Interim Value" on page 22 (*e.g.*, the latter refers to withdrawals, surrenders, death, and cancellations).

       b.   In addition, please confirm accuracy of the second bullet point and revise the second sentence of the second paragraph under "Performance Rate for Determination of Interim Value" on page 22 as appropriate.

4.   Please highlight the last sentence of the first paragraph following the Shield rate chart on page 17. *See, e.g.,* the highlighted sentence in the first paragraphs under, respectively, "Cap Rate" and "Step Rate" on the same page.

5.   **Standard Death Benefit (page 34)**

      The Return of Premium death benefit is no longer a feature of the annuity. Therefore, please delete the references to "Return of Premium death benefit" in the second, fourth, and fifth paragraphs and anywhere else the term is used in the prospectus.

Either use or delete the term consistently throughout the prospectus, *e.g.*, Appendix C and exhibit 4(c) in Part II.

6.   For the SLS3NY, please revise the second paragraph under "Option 4" on page 34 for clarity, *i.e.* parallel structure.

7.   For the SLS3NY, please delete disclosure added to the last paragraph under "Option 4" on page 34 as it does not appear relevant to the disclosure in that paragraph.

8.   For the SLS3NY, please retain deleted disclosure (would have been second paragraph) under "Brighthouse Life Insurance Company of NY" on page 44, revised as necessary.

9.   For SLS3, please confirm accuracy of deletion of the last sentence under "Suspension of Payments or Transfers" on page 43 (and revise/clarify if retained) and for SLS3NY, the deletion in the first sentence of introduction on page 43.

10.   Please add "ability" to the end of the last sentence of "Planned Separation from MetLife, Inc." on page 44.

Moreover, please confirm that the disclosure under "Planned Separation from MetLife, Inc." on page 44 is accurately written in the future tense.

11. Please delete the third sentence under "State Variations" on page 49 or clarify what maximum fee is being referenced and where it is set forth in the prospectus.

12. The sections "Independent Registered Public Accounting Firm" and "Information Incorporated by Reference" on pages 48 and 49, respectively, will be subject to further review upon the filing of the pre-effective amendment.

13.   SLS3NY - Appendix D

Please retain the definition of "Fixed Account value" on page D-2 as the term does appear in the third paragraph on first page of Appendix D.

PART II

14. Please provide revised powers of attorney ("POAs") that are specific to the filing. The staff understands that the POAs filed could not identify the SLS3 and SLS3NY by name, but there should be some indication in the POAs that the Board members were aware of these specific filings.

15.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

****

Responses to these comments should be made in a letter addressed to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Disclosure Review Office